

February 5, 2014

Via E-mail
Paul Falco
Chief Executive Officer and Chairman
Cellular Concrete Technologies, Inc.
100 Pacifica Drive, Suite 130
Irvine, CA 92618

> **Re: Cellular Concrete Technologies, Inc.**
> **Amendment No. 5 to Form 8-K**
> **Filed January 22, 2014**
> **File No. 000-54612**

Dear Mr. Falco:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have further comments.

Risk Factors, page 13

1.   Refer to prior comment 1. If you have not tested your product in a manner that provides statistically relevant objective evidence that the concrete mix generated by your product satisfies building codes, can bear the loads disclosed on page 7, and can otherwise achieve results that you promote, please add a separate risk factor to inform investors of that fact clearly and directly.

2.   Refer to prior comment 2. If the quality or effectiveness of the concrete mix generated by your product is materially affected by free fall, vibration, or batch temperatures, please provide clear disclosure of this issue in your risk factors or another appropriate section of your document.

Paul Falco
Cellular Concrete Technologies, Inc.
February 5, 2014
Page 2

<u>Liquidity and Capital Resources, page 23</u>

3.   We note your response to prior comment 4. Please reconcile your disclosure added in the second sentence of the fifth paragraph of this section that the amounts were forgiven with your added disclosure in the eighth paragraph on page 27 that the advances are payable on demand. Also, given the apparent change to your arrangement disclosed in your Form 10 that Accelerated Venture Partners would pay your expenses, please state directly in your "Certain Relationships and Related Transactions" disclosure the date and nature of the change.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Timothy Orr, Esq.